Exhibit 99.3

The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and Hong Kong Securities Clearing Company Limited (“HKSCC”) take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

This notice is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares or other securities of O2Micro International Limited (the “Company”).

Unless defined otherwise, terms in this notice shall have the same meanings as those defined in the listing document (the “Listing Document”) issued by the Company dated 27 February, 2006.

(incorporated in the Cayman Islands with limited liability)

INTRODUCTION OF THE ENTIRE ISSUED SHARE CAPITAL

OF THE COMPANY

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

Stock Code: 457

Sponsor

An application has been made to the Stock Exchange for the listing of, and permission to deal in: (i) all the Shares presently in issue and listed on the Nasdaq in the form of ADSs; and (ii) any Shares which are issuable upon the exercise of outstanding options issued under the Existing Equity Incentive Plans as at 15 February, 2006 and Shares reserved for future grants under the Company’s 1999 Employee Stock Purchase Plan and the New Equity Incentive Plans. No options have been granted by the Company under the Existing Equity Incentive Plans since 15 February, 2006.

Subject to the granting of the listing of, and permission to deal in, the Shares on the Stock Exchange and the compliance with the stock admission requirements of HKSCC by the Company, the Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the date of commencement of the dealings in the Shares on the Stock Exchange or such other date determined by the HKSCC. Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second business day after any trading day. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

Dealings in the Shares on the Stock Exchange are expected to commence at 9:30 a.m. on 2 March, 2006.

The listing of the Shares on the Stock Exchange is by way of introduction only and there are no Shares being issued or sold in connection with the listing.

Copies of the Listing Document issued in accordance with the requirements under the Listing Rules will be available for information purposes only during normal business hours, from 27 February, 2006 up to and including 10 March, 2006 at Morgan Stanley Dean Witter Asia Limited at 30th Floor, Three Exchange Square, Central, Hong Kong.

By order of the Board Sterling Du Director

Hong Kong, 27 February, 2006

As at the date of this announcement, the directors of the Company are Sterling Du, Chuan Chiung “Perry” Kuo, James Elvin Keim, Michael Austin#, Geok Ling Goh#, Lawrence Lai-Fu Lin#, Keisuke Yawata# and Xiaolang Yan#.

*	for identification purposes only
#	Independent non-executive directors

2